

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via E-mail
Mr. Huang Wensheng
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

      Re: China Petroleum & Chemical Corporation
                Form 20-F for the Fiscal Year Ended December 31, 2012
                Filed April 11, 2013
                File No. 1-15138

Dear Mr. Wensheng:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/H. Roger Schwall

                                      H. Roger Schwall
                                      Assistant Director

cc: Via E-mail
        Peter X. Huang
        Skadden, Arps, Slate, Meagher & Flom LLP